UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

mPhase Technologies, Inc.

File No. 0-30202 - CF#26315

_____

       mPhase Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 21, 2009, as amended.

       Based on representations by mPhase Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 99.2   through August 10, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Russell Mancuso
                        Branch Chief